Results of Shareholder Votes

The Annual Meeting of Shareholders was held on July 27, 2011 and common shareholders voted on the election of Trustees.

With regard to the election of the following Trustees by common shareholders of the Fund:

	# of Shares	# of Shares
	in Favor	Withheld

Ronald A. Nyberg	14,189,576	456,762

Robert B. Karn III	14,153,419	492,919

Ronald E. Toupin, Jr.	14,174,223	472,115

The other Trustees of the Fund whose terms did not expire in 2011 are Randall C. Barnes and Roman Friedrich III.